Please read the accompanying Management Information Circular and the instructions attached hereto carefully before completing this letter of transmittal. This letter of transmittal is for use by registered holders of common shares of Lithium Americas Corp. only.

LETTER OF TRANSMITTAL

FOR REGISTERED HOLDERS OF COMMON SHARES OF

LITHIUM AMERICAS CORP.

For Use in Connection with the Plan of Arrangement Involving

Lithium Americas Corp. and 1397468 B.C. Ltd.

This letter of transmittal (the "Letter of Transmittal") is for use by registered holders (the "Registered LAC Shareholders") of common shares (the "LAC Common Shares") in the capital of Lithium Americas Corp. ("LAC") in connection with a proposed plan of arrangement pursuant to section 288 of the Business Corporations Act (British Columbia) (the "Arrangement") involving, among others, LAC, 1397468 B.C. Ltd. ("Spinco", and together with LAC, the "Companies") and the holders of LAC Common Shares.

As part of the Arrangement, among other things, LAC will be re-named "Lithium Americas (Argentina) Corp." ("Lithium Argentina") and Spinco will be re-named "Lithium Americas Corp." ("New LAC"). For certainty, the "Companies" refer to Lithium Argentina and New LAC at any time from and after the Effective Date. The Arrangement also involves the distribution, following the closing of the Arrangement, of no par value common shares in the capital of Lithium Argentina ("Lithium Argentina Common Shares") and no par value common shares in the capital of New LAC ("New LAC Common Shares") on the basis of one (1) Lithium Argentina Common Share and one (1) New LAC Common Share in exchange for each LAC Common Share held, as described in the management information circular (as amended, supplemented or otherwise modified from time to time, the "Circular") of LAC dated June 16, 2023, which is to be considered at an annual and special meeting of holders of LAC Common Shares ("LAC Shareholders") scheduled to be held on July 31, 2023 (or any adjournment(s) or postponement(s) thereof) (the "Meeting"). LAC Shareholders are referred to the Circular, including the schedules attached thereto that accompany this Letter of Transmittal. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed thereto in the Circular. LAC Shareholders whose LAC Common Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee, custodian, nominee or other intermediary should contact that nominee for assistance in depositing those LAC Common Shares and should follow the instructions of such intermediary in order to deposit their LAC Common Shares.

TO:	Lithium Americas Corp. or Lithium Americas (Argentina) Corp., as applicable
AND TO:	1397468 B.C. Ltd., or Lithium Americas Corp., as applicable
AND TO:	Computershare Investor Services Inc. (the "Depositary"), at its office set out herein

The undersigned LAC Shareholder hereby irrevocably deposits the LAC Common Shares held by the undersigned. Each LAC Shareholder will receive, for each one LAC Common Share, one (1) Lithium Argentina Common Share and one (1) New LAC Common Share pursuant to the Arrangement.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of LAC Common Shares and, subject to the ultimate expiry deadline identified immediately below, will only be entitled to receive the Lithium Argentina Common Shares and New LAC Common Shares to which the undersigned is entitled under the Arrangement. Registered LAC Shareholders who do not deliver their LAC Common Share certificates or Direct Registration System advice statement ("DRS Advice") and all other required documents to the Depositary on or before the date which is three (3) years after the Effective Date shall lose their right to receive Lithium Argentina Common Shares and the New LAC Common Shares for their LAC Common Shares and cease to have any claim or interest of any kind or nature against either of the Companies or the Depositary.

This Letter of Transmittal is for use by registered holders of LAC Common Shares only and is not to be used by non-registered, beneficial holders of LAC Common Shares. A non-registered holder does not have LAC Common Shares registered in its name; rather, such LAC Common Shares are registered in the name of the broker, investment dealer, bank, trust company, trustee, custodian, nominee or other intermediary (each, an "Intermediary") through which it purchased the LAC Common Shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depositary Trust Company) of which the Intermediary is a participant. Non-registered holders of LAC Common Shares should contact their Intermediary which holds the certificates representing LAC Common Shares on their behalf for instructions and assistance in delivering those LAC Common Shares to the Depositary under the Arrangement.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If LAC Common Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instructions 2 and 5 on pages 6 and 7 of this Letter of Transmittal. Any questions and requests for assistance may be directed by LAC Shareholders to the Depositary at the telephone number or email address set out at the end of this Letter of Transmittal.

The undersigned hereby irrevocably delivers and deposits with the Depositary the following certificate(s) or DRS Advice(s), as applicable, representing those LAC Common Shares registered in the name of the undersigned or duly endorsed for transfer to the undersigned:

DESCRIPTION OF LAC COMMON SHARES DEPOSITED

(Please print or type; if space is insufficient, please attach a list to this Letter of Transmittal in the below form. See

Instruction 5.)

Certificate Number(s) or DRS	Name(s) and Address(es) of	Number of LAC Common Shares
Advice Statement Number	Registered Holder(s)	Deposited

TOTAL:

It is understood that, upon receipt of this Letter of Transmittal duly completed and signed and of the certificate(s)/DRS Advice(s) representing the LAC Common Shares deposited herewith (the "Deposited Shares") and following the Effective Date, the Depositary will mail to the undersigned the certificate or DRS Advice representing the Lithium Argentina Common Shares and the certificate or DRS Advice representing the New LAC Common Shares that the undersigned is entitled to receive under the Arrangement, or hold such certificate or DRS Advice for pick-up in accordance with the instructions set out below.

The undersigned holder of LAC Common Shares represents and warrants in favour of each of the Companies that: (i) the undersigned is the registered and legal holder of the Deposited Shares, has good right and title to the rights represented by the Deposited Shares and that such Deposited Shares represent all of the LAC Common Shares owned, directly or indirectly, by the undersigned; (ii) such Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the DRS Advices or certificates representing Lithium Argentina Common Shares and New LAC Common Shares are delivered, neither of the Companies nor any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with all applicable laws ("Applicable Law"); (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (vii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary prior to the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares. These representations and warranties set forth herein shall survive the completion of the Arrangement. The undersigned further acknowledges receipt of the Circular.

Except as set out in this Letter of Transmittal and in any proxy deposited with respect to the votes at the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

The undersigned acknowledges that all authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal is, to the greatest extent permitted by Applicable Law, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the greatest extent permitted by Applicable Law, survive the death, incapacity, bankruptcy or insolvency of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal or legal representatives, successors and assigns of the undersigned.

The undersigned instructs the Companies and the Depositary to mail the certificates or DRS Advices representing Lithium Argentina Common Shares and New LAC Common Shares, that the undersigned is entitled to receive under the Arrangement representing payment for the Deposited Shares promptly after the Effective Date, by first-class insured mail, postage prepaid, to the undersigned, or to hold such DRS Advices or certificates for pick-up, in accordance with the instructions given below. If no such address is specified by the undersigned, the applicable DRS Advices or certificates will be sent to the address of the undersigned as shown on the register of Registered LAC Shareholders maintained by the registrar and transfer agent of LAC. The DRS Advices or certificates, mailed in accordance with this paragraph, will be deemed to be delivered at the time of mailing.

The undersigned acknowledges that if the Arrangement is completed, the delivery of the Deposited Shares pursuant to this Letter of Transmittal is irrevocable. If the Arrangement is not completed or proceeded with, for any reason, the enclosed certificate(s)/DRS Advice(s) representing the LAC Common Shares and all other ancillary documents will be returned as soon as possible to the undersigned at the address set out below in Box "D" or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of LAC.

The undersigned acknowledges that there shall be no duty or obligation on either of the Companies, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

The undersigned acknowledges that delivery of the Deposited Shares shall be effected and the risk of loss to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.

It is understood that the undersigned will not receive the DRS Advice(s) or certificate(s) representing the Lithium Argentina Common Shares or the New LAC Common Shares in respect of the Deposited Shares until following the Effective Time and after certificate(s)/DRS Advice(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth herein, together with a duly completed Letter of Transmittal and such additional documents the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will interest accrue or be paid on the Lithium Argentina Common Shares or New LAC Common Shares issuable in respect of the Deposited Shares in connection with the Arrangement.

The undersigned acknowledges that either of the Companies may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Arrangement, (iv) legal counsel to any of the parties to the Arrangement, and (v) as otherwise required by any Applicable Law.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the Lithium Argentina Common Shares and New LAC Common Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

This Letter of Transmittal will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

BOX A
DELIVERY INSTRUCTIONS

Lithium Argentina Common Shares and New LAC Common Shares will be issued and mailed to your existing registration unless otherwise stated. If you would like your shares issued to a different name or address, please complete BOX B and refer to INSTRUCTIONS 2 & 3

☐ MAIL SHARES TO ADDRESS ON RECORD (DEFAULT)

☐ MAIL SHARES TO A DIFFERENT ADDRESS (MUST COMPLETE
BOX B)

☐ HOLD SHARES FOR PICKUP AT COMPUTERSHARE TORONTO
OFFICE)

Computershare Investor Services Inc.
100 University Ave, 8th Floor,
Toronto ON

BOX B
SPECIAL DELIVERY INSTRUCTIONS*:

☐ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

(ATTENTION NAME)

(STREET NUMBER & NAME)

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUISNESS HOURS)

(SOCIAL INSURANCE/SECURITY NUMBER)

* IF THIS IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE SUPPORTING TRANSFER REQUIREMENTS (SEE INSTRUCTIONS 2 & 3)

BOX C

DELIVERY INSTRUCTIONS

(in the event the Arrangement is not completed)

To be completed by all Registered LAC Shareholders by selecting one box below.

☐ Mail certificate/DRS Advice to (please fill in address for mailing):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

Or ☐ Hold certificate/DRS Advice for pick-up at the office of the Depositary where the LAC Common Shares were deposited.

BOX D

LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

<Lost Shares> X CAD $0.6884 = Premium Payable $ _____________________ NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this BOX D will expire on February 1, 2024. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Lithium Americas Corp, Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the "Obligees"), from and against all losses, costs and damages, including court costs and attorneys' fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD $0.6884 per lost LAC share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

SHAREHOLDER SIGNATURE(S)

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instruction 3)	Dated:

Authorized Signature	Signature of Shareholder or authorized representative (see Instructions 2 & 4)

Name of Guarantor (please print or type)	Address

Address of Guarantor (please print or type)	Name of Shareholder (please print or type)

Telephone No.

Name of authorized representative, if applicable (please print or type)

INSTRUCTIONS

1. Use of the Letter of Transmittal

Registered LAC Shareholders should carefully read the accompanying Circular before completing this Letter of Transmittal. To receive the Lithium Argentina Common Shares and the New LAC Common Shares upon completion of the Arrangement, LAC Shareholders must deposit with the Depositary at its office specified below, on or before the third (3rd) anniversary of the closing of the Arrangement (the "Effective Date"), a duly completed Letter of Transmittal together with the certificate(s) or DRS Advice(s) representing their LAC Common Shares.

Pursuant to the terms of the Arrangement, any certificate(s) or DRS Advice(s) formerly representing LAC Common Shares that are not deposited with the Depositary together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the third (3rd) anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder of certificates or DRS Advices evidencing LAC Common Shares to receive the Lithium Argentina Common Shares and the New LAC Common Shares for such LAC Common Shares shall be deemed to be surrendered together with all dividends or distributions thereon held for such holder (less any applicable withholding tax).

The method used to deliver this Letter of Transmittal and any accompanying certificates representing the LAC Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary at the addresses set forth herein. Delivery to an address other than to the specified addresses set forth herein does not constitute delivery for this purpose. The Companies recommend that the necessary documentation be hand delivered to the Depositary, at any of the offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

2. Signatures

This Letter of Transmittal must be filled in, dated and signed by the holder of the LAC Common Shares described above or by such holder's duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s) or DRS Advice(s) representing the Deposited Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) or DRS Advice(s) without any change whatsoever, and the certificate(s) or DRS Advice(s) need not be endorsed. If such deposited certificate(s) or DRS Advice(s) is/are held of record by two (2) or more joint holders, all such holders of the Deposited Shares must sign this Letter of Transmittal.

(b) Subject to Instruction 4, if this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s) or DRS Advice(s) representing the Deposited Shares, or if certificate(s))/DRS Advices representing the Lithium Argentina Common Shares and the New LAC Common Shares are to be issued to a person other than the registered holder(s) of the Deposited Shares;

(i) such deposited certificate(s) or DRS Advice(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s) of the Deposited Shares; and

(ii) the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) of the Deposited Shares as registered or as appearing on the certificate(s) or DRS Advice(s) representing the Deposited Shares and must be guaranteed as noted in Instruction 3 below.

(c) If any Deposited Shares are registered in different names on several certificates or DRS Advices, as applicable, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3. Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if it is signed by the registered holder(s) of the Deposited Shares deposited therewith, unless that LAC Shareholder has completed the box entitled "Special Delivery Instructions".

Where the LAC Shareholder has completed the box entitled "Special Delivery Instructions", all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (as defined below) or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). See also Instruction 2.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person in a representative capacity, such as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. The Companies and the Depositary may, at their discretion, require additional evidence of appointment or authority or additional documentation.

5. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificate(s)/DRS Advice(s), as applicable, for Deposited Shares, additional certificate numbers and DRS Advice numbers may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If LAC Common Shares are registered in different forms (e.g., "John Doe" or "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits of Deposited Shares will be accepted and no fractional Lithium Argentina Common Shares or New LAC Common Shares will be issued.

(d) Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at its office specified below. Before completing this Letter of Transmittal, you are urged to read the accompanying Circular and discuss any questions with your financial, legal and/or tax advisors.

(e) Each of the Companies reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary.

(f) This Letter of Transmittal will be construed in accordance with, and be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(g) Any representation made by a LAC Shareholder in this Letter of Transmittal will survive the Effective Time of the Arrangement.

(h) The parties hereto confirm that it is their wish that this Letter of Transmittal as well as all other documents relating hereto, including notices, have been and shall be drawn up in English. Les parties aux présentes confirment leur consentement à ce que cette lettre d'envoi de même que tous les documents, ainsi que tout avis s'y rattachant, soient rédigés en anglais.

6. Lost Certificates

This section does not apply to DRS Advices.

Option #1: If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, Registered LAC Shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare's blanket bond program with Aviva Insurance Company of Canada by completing Box "D" above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

7. Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s)/DRS Advice(s) for LAC Common Shares received by the Depositary will be returned to you as soon as possible in accordance with your delivery instructions in Box "C" on this Letter of Transmittal, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of LAC.

8. Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about shareholders from transactions the Depositary performs, forms a shareholder may send to the Depositary or other communications the Depositary may have with a shareholder and its representatives. This information could include a shareholder's name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer a shareholder's account, to better serve client needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell shareholders more about its information practices and how their privacy is protected. It is available at the Depositary's website, at www.computershare.com, or by writing to the Depositary at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Depositary will use any information a LAC Shareholder provides with this Letter of Transmittal in order to process a LAC Shareholder's request and will consider a Shareholder's submission of this Letter of Transmittal as its consent to the above.

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OFFICES OF THE DEPOSITARY,

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario

M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or by Courier to the attention of Corporate Actions as follows:

Toronto:

100 University Ave.

8th Floor

Toronto, Ontario

M5J 2Y1

Inquiries

Toll Free: 1-800-564-6253 (North America)

Phone: 1-514-982-7555 (Overseas)

E-mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by LAC Shareholders to the Depositary at the telephone number or email address set out above.